

August 23, 2010

Thomas E. Skains
Chairman, Chief Executive Officer, President
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

> **Re:** **Piedmont Natural Gas Company, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed December 23, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 11, 2010**
> **File No. 001-06196**

Dear Mr. Skains:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 15. Exhibits, Financial Statement Schedules, page 118

1. It appears that you have not provided the schedules and/or exhibits to Exhibit 10.28 Credit Agreement dated as of April 25, 2006 among Piedmont Natural Gas Company, Inc. and Bank of America, N.A. and to Exhibit 10.31 dated as of December 3, 2009 among Piedmont Natural Gas Company, Inc. and Bank of America, N.A. Please refile the complete credit agreements, including all schedules and exhibits with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 12

2. Please discuss the standards your Directors and Corporate Governance Committee apply in their review of related party transactions. Please refer to Item 404(b)(1)(ii) of Regulation S-K. Also, please discuss the policies and procedures for the review, approval, or ratification of related party transactions involving executive officers. Your disclosure seems to only discuss the procedure for handling related party transactions involving directors. Please refer to Item 404(b) of Regulation S-K.

Executive Compensation, page 24

Market Benchmarking, page 25

3. It is unclear whether you are using the U.S. industrial market data, which comprises part of the Market Benchmark, for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. You may wish to present this data in an appendix. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

Elements of Compensation page 26

Annual Incentive, page 27

4. You state that 60% of the Company MVP plan consists of non-financial performance measures, such as customer satisfaction, employee safety, and community reputation. Please describe these measures in greater detail, including how the Compensation Committee assesses performance under these measures. Please also discuss the actual results for fiscal year 2009 and how the Compensation Committee reached their conclusions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director